1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

February 20, 2018

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904 and

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 311

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 311 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Bloomberg Roll Select Commodity Strategy ETF (the “Fund”), previously known as iShares Bloomberg Roll Select Broad Commodity ETF, a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on January 19, 2018 and on January 31, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please provide a completed fee table and example to the Staff at least one week prior to the filing becoming effective.

Response: As requested, the Trust has supplementally provided a completed fee table and example at least one week prior to the filing’s becoming effective.

Comment 2: Given the short-term nature of the commodities derivatives in which the Fund and the controlled foreign corporation (“CFC”) will invest, please confirm whether high portfolio turnover will be a risk of investing in the Fund.

Response: The Trust confirms that high portfolio turnover will not be a risk of investing in the Fund.

Securities and Exchange Commission

February 20, 2018

Comment 3: Please explain how the Fund will invest 80% of its net assets plus any borrowings for investment purposes in commodities. See Rule 35d-1(a) and 35d-1(d)(2).

Response: As discussed with the Staff, the name of the Fund has been changed from “iShares Bloomberg Roll Select Broad Commodity ETF” to “iShares Bloomberg Roll Select Commodity Strategy ETF.” Consequently, the Trust believes that the Fund, under its new name, would not be subject to Rule 35d-1 because the name of the Fund would invoke the investment objective or strategy of the Fund, rather than a specific type of investment. The Trust respectfully notes that the adopting release for Rule 35d-1,1 for example, states that “the rule does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.” Similarly, Question 9 of the Frequently Asked Questions about Rule 35d-1 (Investment Company Names)2 states that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.” The Trust also respectfully notes that the Staff previously provided the comment to iShares Commodities Select Strategy ETF that the Staff does not require an 80% test for funds with commodity strategy in their names. Consistent with the aforementioned guidance, the Trust believes that “Strategy” in the Fund’s name would sufficiently suggest to investors an investment strategy rather than a type of investment, exempting the Fund from Rule 35d-1.

Comment 4: Please discuss maturity parameters for the “investment-grade fixed-income securities” mentioned in the Principal Investment Strategies section. Also, we suggest adding fixed income risk discussing interest rate risk and credit risk.

Response: The Trust confirms that the investment-grade fixed-income securities are short-term and has clarified the short-term nature of the investment-grade fixed-income securities in the Principal Investment Strategies section. The Trust respectfully notes that “Credit Risk” is included as a principal risk of the Fund. The Trust has added disclosure of risks associated with fixed income securities by including “Interest Rate Risk” and “Income Risk” to the Fund’s Prospectus and “U.S. Treasury Obligations Risk” and “Sovereign Obligations Risk” in the Fund’s Statement of Additional Information.

Comment 5: Please confirm that the CFC and the Fund will file consolidated financial statements.

Response: The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. In the “Subsidiary Risk” disclosure in the Principal Risks section of the Prospectus, the Fund discloses that “[t]he Subsidiary’s financial statements will be consolidated with the Fund’s financial statements that are included in the Fund’s annual and semi-annual reports to shareholders.”

[1]	Investment Company Names, Investment Company Act Release No. 24,828 (Jan 17, 2001).
[2]	Staff of the Division of Investment Management, Frequently Asked Questions about Rule 35d-1 (Investment Company Names), https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (last modified Dec. 4, 2001).

Securities and Exchange Commission

February 20, 2018

Comment 6: The character of the fees of the consolidated CFC and any subsidiaries of the CFC must be retained when populating the Fund’s fee table. See Item 3, Instruction 3, of Form N-1A. The management fee of the CFC and any subsidiaries of the CFC (including any fees based on the CFC’s performance) must be included in “Management Fees,” and the remaining operating expenses of the CFC and any subsidiaries will be included in “Other Expenses.”

Response: As noted in the Fund’s Prospectus, BFA will not receive any compensation from the Subsidiary for providing it with investment advisory services. The Subsidiary’s expenses will be reflected in the fee table of the Prospectus in accordance with the Fund’s unitary management fee structure.

Comment 7: A representation should be provided to the Staff that the Fund complies with the provisions of the Investment Company Act of 1940 (“1940 Act”) governing investment policies (Section 8 of the 1940 Act) and capital structure and leverage (Section 18 of the 1940 Act) on an aggregate basis with the CFC.

Response: The Trust respectfully notes that the “Investment Strategies and Risks” section of the Statement of Additional Information discloses that “[g]enerally, the Fund and the Subsidiary test for compliance with investment policies and restrictions, including asset segregation requirements, on a consolidated basis for 1940 Act purposes, calculated in accordance with SEC staff guidance, where applicable.”

Comment 8: A representation should be provided to the Staff that the CFC complies with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17 of the 1940 Act) and that the Fund will identify each custodian of the CFC .

Response: The Trust respectfully notes that the “Investment Strategies and Risks” section of the Statement of Additional Information discloses that “[t]he Subsidiary is also expected to comply with the other applicable 1940 Act requirements, including those related to custody and affiliated transactions.”

Comment 9: A representation should be provided to the Staff that the CFC and its board of directors will agree to designate agents for service of process in the United States and that the CFC and its board of directors will agree to inspection by the Staff of the books and records of the CFC, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States and will agree to inspection of the Subsidiary’s books and records by the Staff, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Comment 10: Please identify specifically all of the derivatives in which the Fund intends to invest as part of its principal investment strategies. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) (“disclosure concerning the principal risks of the fund should be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”).

Securities and Exchange Commission

February 20, 2018

Response: The Trust respectfully directs the Staff’s attention to the Principal Investment Strategies section of the Prospectus, which discloses that “The Fund may also invest in exchange-traded commodity futures contracts similar to those found in the Bloomberg Benchmark, as well as swaps and options on futures that correlate to the investment returns of commodities without investing directly in physical commodities and over-the-counter commodity-linked instruments like commodity-linked notes, swaps and forward contracts (together, the ‘Commodity Investments’).” The Trust confirms that the primary derivatives that the Fund anticipates that it may use as part of the Fund’s principal investment strategy are futures contracts, commodity-linked notes, swaps, options, and forward contracts. The Trust respectfully notes that “Commodity-Linked Derivatives Risk,” “Derivatives Risk,” “Futures Contract Risk” and “Risk of Swap Agreements” are included as principal risks in the Fund’s Prospectus to address the risks involved in investing in such instruments. The Fund, however, may invest in other kinds of derivatives in the future and will make appropriate additional disclosures at such time, as required. The Trust also believes that the derivatives disclosure in the Prospectus is consistent with the guidance provided in the Barry Miller Letter.

Comment 11: The function of the futures commission merchant (“FCM”) should be explained.

Response: The function of the FCM has been added to the disclosure.

Comment 12: As commented previously, if the Fund may use any derivatives other than futures, options, and swaps as part of its principal investment strategy, such other derivatives must identified.

Response: Please see Response to Comment No. 10.

Comment 13: Please confirm that the Subsidiary will distribute income in accordance with the distribution requirement to the proposed IRS regulations under section 851(b). See Proposed Regulation 1.851-2, 81 Fed. Reg. 66,577 (Sept. 28, 2016), https://www.gpo.gov/fdsys/pkg/FR-2016-09-28/pdf/2016-23408.pdf.

Response: The Trust confirms that the Subsidiary will distribute income in accordance with the distribution requirement in the proposed regulations. In addition, we have updated the disclosure in the Prospectus to indicate that the Fund generally does not expect its distributions to be treated as qualified dividend income.

Comment 14: Please disclose the special tax risks that result from the fact that the Fund must use a controlled foreign corporation to realize 90% of its derivatives income. Normally, any gains/losses from trading in 1256 futures contracts, such as exchange-traded traded commodity futures contracts, are taxed 60% as long term capital gains/losses and 40% short term capital gains/losses. However, because the Subsidiary is a controlled foreign corporation, any gains/losses realized from its investments in commodities will be passed through to the Fund as ordinary income/losses and reflected on a shareholder’s Forms 1099 as such.

Securities and Exchange Commission

February 20, 2018

Response: We have expanded the tax disclosure in the Statement of Additional Information to address this point, while noting that direct investments producing 60/40 treatment under section 1256 might also produce non-qualifying income for the RIC.

Comment 15: The statement “This means that the Fund may invest a large percentage of its assets in securities issued by or representing a small number of issuers.” in the “Non-Diversification Risk” of the statutory prospectus appears to be inconsistent with the investment objective, which states that the Fund will provide broad diversified access to commodities.

Response: The Trust believes that the quoted statement is not inconsistent with the Fund’s investment objective, which provides that the Fund will provide broad diversified access to commodities. The quoted statement refers to the Fund’s potential investment in a limited number of issuers whereas the investment objective of the Fund refers to broad exposure to the number of commodities or commodity sectors.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Patrick Ekeruo

Jaeyoung Choi

Michael Gung

Nicole Hwang